Geos Communications, Inc.
430 North Carroll Avenue, Suite 120
Southlake, Texas 76092
(817) 240-0202

Dear Eligible Participant:

On October 14, 2010, Geos Communications, Inc. (the “Company”) commenced an exchange offer (the “Offer”) pursuant to which you have been given the opportunity to exchange (i) your shares of  Series F Preferred Stock and/or Series H Preferred Stock for shares of our Preferred Stock Series I, no par value per share, and (ii) each warrant for the purchase of Common Stock issued to you in conjunction with your purchase of the Series F Preferred Stock and Series H Preferred Stock for new warrants.

We are writing to inform you that, while the Offer is still scheduled to terminate on February 18, 2011, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) an Amendment No. 5 to its Tender Offer Statement on Schedule TO.  The purpose of this amendment was to provide certain additional disclosures regarding the accounting treatment and  effects of the Offer. As a reminder, even if you have already tendered preferred stock and warrants pursuant to the Offer, you will have the right to withdraw such tendered securities between now and February 18, 2011.

We strongly encourage you to, if necessary, consult your personal tax or financial advisor so that you can make an informed decision about whether to participate in the Offer or withdraw previously tendered securities. If you would like further information about the Offer, please contact Cindy Gordon, our Chief Financial Officer, at (817) 240-0232.

Sincerely, Cindy Gordon Chief Financial Officer Geos Communications, Inc.

IMPORTANT NOTICE:

We have provided all eligible participants in the Offer with written materials explaining the precise terms and timing of the Offer. Eligible participants should read these materials carefully because they contain important information about the Offer. We have also filed the materials and other related documents with the SEC in connection with the commencement of the Offer. These materials and all other filed documents (including periodic, quarterly and annual reports) are and will be available free of charge at the SEC’s website at http://www.sec.gov on and after each filing date.